UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

IEH CORPORATION

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

456092 10 5

(CUSIP Number)

David Lopez, Esq.

171 Edge of Woods Road

P.O. Box 323

Southampton, New York 11969-0323

631.287.5520

(Name, Address and Telephone Number Of Person Authorized To Receive

Notices and Communications)

July 29, 2005

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240 13d-1(f) or 240.13d-1(g), check the following box. /_/

SCHEDULE 13D

CUSIP No. 456092 10 5

__________________________________________________________________________________

1.	Names of Reporting Person:
David and Nancy Lopez

__________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group
	(a)	/_/
	(b)	/_/

__________________________________________________________________________________

3.	SEC Use Only

__________________________________________________________________________________

4.	Source of Funds
PF

__________________________________________________________________________________

5.             Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) /_/

__________________________________________________________________________________

6.	Citizenship or Place of Organization
USA as to both filing persons

__________________________________________________________________________________

7.	Sole Voting Power
- 0 -

__________________________________________________________________________________

8.	Shared Voting Power
188,500

__________________________________________________________________________________

9.	Sole Dispositive Power
- 0 -

__________________________________________________________________________________

10.	Shared Dispositive Power
188,500

__________________________________________________________________________________

11.	Aggregate Amount Owned Beneficially by Each Reporting Person
188,500

__________________________________________________________________________________

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	/_/

__________________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)
8.2%

__________________________________________________________________________________

Schedule 13D/A

14.	Type of Reporting Person
IN

________________________________________________________________________

Item 1.	Security and Issuer

This second amendment to Schedule 13D relates to the sale by David and Nancy Lopez of shares of the common stock of IEH Corporation, $.01 par value. IEH is a New York corporation with its principal executive office and principal place of business located at 140 58th Street, Suite 8E, Brooklyn, New York 11220.

Item 2.	Identity and Background

No change.

Item 3.	Source and Amount of Funds

The shares covered by this report were purchased on the open NASDAQ market prior to 1995 using funds in various retirement accounts and IRA's administered by and dedicated solely to the benefit of the reporting persons. The subject matter of this report does not involve the investment of additional funds.

Item 4.	Purpose of the Transactions

The reporting persons have, from time to time over the years, sold shares of IEH Corporation on the open market through the OTC Bulletin Board in ordinary brokerage transactions. An enumeration of sales within the past sixty days appears at Item 5(c).

The reporting persons have no present plans or proposals which relate to or would result in any of the matters covered by the instructions (i) through (ix) to Item 4 of Schedule 13D. The reporting persons reserve the right to develop such plans or proposals or any other plans or proposals relating to IEH Corporation and to take action with respect thereto.

Item 5.	Interest in Securities of Issuer

(a)        The aggregate number of shares of common stock beneficially owned by the reporting persons as of the date hereof is 188,500. Based on the information provided by the issuer in its Form 10-QSB Report filed August 4, 2005, that there are 2,303,468 common shares outstanding, the common shares beneficially owned by the reporting persons represent approximately 8.2% of the outstanding common shares.

(b)	N/A

(c)           The reporting persons made the following sales of common shares of IEH Corporation within the past 60 days:

Date of Sale	Number of Shares Sold	Price Per Share

07/20/05	12,000	1.08
07/21/05	1,000	1.08
07/22/05	2,000	1.08
07/25/05	2,000	1.08
07/26/05	7,000	1.08
07/29/05	10,000	1.38

(d)	N/A

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

The reporting persons are husband and wife and hold the common shares to which this Schedule relates in various pension and IRA accounts jointly administered by them for their sole benefit. There are no other contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

Item 7.	Material to be Filed as Exhibits

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth on this statement is true, complete and correct.

Dated:	August 5, 2005

/s/	David Lopez
________________________________

/s/	Nancy Lopez
________________________________